UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Mauritius

(Jurisdiction of incorporation or organization of registrant)

Tower A, SP Infocity, 243,

Udyog Vihar, Phase 1

Gurgaon, Haryana 122016, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MakeMyTrip Limited (the “Company”) is incorporating by reference the information set forth in this Form 6-K into its registration statement on Form F-3 (File No. 333-193943) filed with the United States Securities and Exchange Commission (the “SEC”) on February 14, 2014, as amended, which became effective on March 10, 2014.

Other Events

On June 6, 2014, the Company filed its annual report on Form 20-F for the fiscal year ended March 31, 2014 (the “Form 20-F”) with the SEC. Due to an inadvertent clerical error, Item 3D. Risk Factors (specifically, the risk factor – “Our Significant Shareholders Exercise Significant Influence over Our Company and May Have Interests That Are Different from Those of Our Other Shareholders”) and Item 7A. Major Shareholders (specifically, the table with respect to the (i) beneficial shareholding; and (ii) Significant Changes in Percentage of Ownership) erroneously disclosed that one of the shareholders, T. Rowe Price (as defined in the Form 20-F) beneficially owned 9,040,787 ordinary shares of the Company constituting 21.7% of the total outstanding share capital of the Company as of March 31, 2014. The correct number of shares beneficially owned by T. Rowe Price was 5,043,328 shares, constituting 12.1% of the total outstanding share capital of the Company as of March 31, 2014. The clerical error described above does not appear in any other sections of the Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2014

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer